UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 8)

SOLICITATION/RECOMMENDATION STATEMENT

PURSUANT TO SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

DUNKIN’ BRANDS GROUP, INC.

(Name of Subject Company)

DUNKIN’ BRANDS GROUP, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

265504100

(CUSIP Number of Ordinary Shares)

David Hoffmann

David Mann

130 Royall Street

Canton, Massachusetts 02021

(Address of registrant’s principal executive office)

(781) 737-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With copies to:

Jane D. Goldstein

Craig E. Marcus

Sarah H. Young

Ropes & Gray LLP

Prudential Tower

800 Boylston Street

Boston, Massachusetts 02199

(617) 951-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 8 (this “Amendment”) to Schedule 14D-9 amends and supplements the Schedule 14D-9 previously filed by Dunkin’ Brands Group, Inc., a Delaware corporation (the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on November 16, 2020 (as amended or supplemented from time to time, the “Schedule 14D-9”), with respect to the tender offer made by Vale Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Inspire Brands, Inc., a Delaware corporation (“Parent”), to purchase all of the Company’s outstanding shares of common stock, par value $.001 per share (the “Shares”), pursuant to the Agreement and Plan of Merger, dated as of October 30, 2020, among Parent, Purchaser, and the Company (as it may be amended from time to time, the “Merger Agreement”), at a purchase price of $106.50 per Share, net to the holder in cash, without interest, subject to any withholding taxes required by applicable law (such consideration as it may be amended from time to time pursuant to the terms of the Merger Agreement, the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 16, 2020 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal,” which, together with the Offer to Purchase and other related materials, constitutes the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Purchaser with the Securities and Exchange Commission (the “SEC”) on November 16, 2020. The Offer to Purchase and the Letter of Transmittal have been filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively, as each may be amended or supplemented from time to time.

Capitalized terms used in this Amendment but not defined herein shall have the respective meaning given to such terms in the Schedule 14D-9. The information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein.

Item 2. Identity and Background of Filing Person.

Item 2 of the Schedule 14D-9, as amended, is hereby amended and supplemented by inserting the following paragraph after the second paragraph under the subsection entitled “Tender Offer”:

“On December 7, 2020, Parent and Purchaser waived the condition that the expiration of the Offer not occur on or prior to Friday, December 18, 2020 in accordance with the terms of the Merger Agreement. The Offer remains subject to the remaining conditions to the Offer set forth in the Merger Agreement and the Offer to Purchase. The Offer is due to expire at one minute after 11:59 p.m. (12:00 midnight) Eastern Time, on Monday, December 14, 2020, unless extended pursuant to its terms. The full text of the press release announcing the waiver of the condition to the Offer is attached hereto as Exhibit (a)(5)(S) and is incorporated herein by reference.”

Item 9. Exhibits.

Item 9 of the Schedule 14D-9, as amended, is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(S)	Joint Press Release, dated December 7, 2020 (incorporated by reference to Exhibit (a)(5)(H) to the Schedule TO, as amended).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 7, 2020	DUNKIN’ BRANDS GROUP, INC.

	By:	/s/ David Hoffmann
	Name:	David Hoffmann
	Title:	Chief Executive Officer